Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Luving Company
7456 Henefer Avenue
Los Angeles, CA 90045
www.kidsluv.com

Up to $249,999.88 in Common Stock at $0.92
Minimum Target Amount: $9,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Luving Company
Address: 7456 Henefer Avenue , Los Angeles, CA 90045
State of Incorporation: DE
Date Incorporated: May 12, 2016

Terms:

Equity

Offering Minimum: $9,999.48 | 10,869 shares of Common Stock
Offering Maximum: $249,999.88 | 271,739 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.92
Minimum Investment Amount (per investor): $249.32

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to,

consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Perks

Tier 1 perk ($250 +) – free month supply of product (2x 16pks)

Tier 2 perk ($500+) - free month supply of product (2x 16pks) + 10% discount for first 3 months

Tier 3 perk ($1000+) - free month supply of product (2x 16pks) + 10% discount for first 6 months + early access to products

Tier 4 perk ($5,000+) - free month supply of product (2x 16pks) + 20% discount for a full year + early access to products

Tier 5 perk ($10,000+) - free 1 year monthly subscription + early access to products + Meet & Greet w/ the CEO + 5% bonus shares

Tier 6 perk ($25,000+) - free 1 year monthly subscription + early access to products + Meet & Greet w/ the CEO + Invitation to Innovation Webinar + 10% bonus shares

Tier 7 perk ($50,000+) - free 1 year monthly subscription + 20% lifetime discount + Meet & Greet w/ the CEO + Invitation to Innovation Webinar + Access to quarterly

update webinar + 15% bonus shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Luving Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.92/ share, you will receive and own 110 shares for $92. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

KidsLuv is a zero sugar vitamin enhanced beverage, and the first product from The Luving Company, which was founded in 2018 upon recognizing a growing demand in the kids' beverage space for less sugar and healthier products. Created by a mother of three, Ashi Jelinek, KidsLuv is designed to give kids a healthy dose of vitamins and minerals their bodies need, without the harmful sugars. It's the product that parents have been looking for to replace those sugar-packed children's vitamins and juices. KidsLuv's three fun-luving flavors, Flying Fla-Mango, Starstruck Coconut, and Peach Me, I'm Orange, are Certified Non-GMO, Vegan, Kosher and Gluten-Free, and served in an 8-oz. 100% recyclable, resealable, straw-free drink carton.

The Luving Company uses a copacker to manufacture KidsLuv and our formulation and use of Vegan vitamins is what makes KidsLuv unique. KidsLuv sells both wholesale and to retail accounts as well as export. As we scale we are looking to grow our sales overseas. In Asia, where water contamination is a huge issue for parents looking to keep their kids healthy we provide a solution for this.

Competitors and Industry

KidsLuv is a Zero sugar, vitamin enhanced beverage for kids. KidsLuv is disrupting the kids beverage market by providing hydration and vitamins in a drink for kids. There are no real competitors as no one else provides this in a drink. But there are some

"juice" drinks for kids on the market that highlight a better for you juice or water. Those competitors are Rethink Water and Honest Juice. Pedialyte is another competitor as it offers some vitamins and electrolytes in a drink form. Although pedialyte is not something you would necessarily drink every day. KidsLuv sits in a new category between a liquid vitamin and a juice/water drink for kids.

Current Stage and Roadmap

KidsLuv initial distribution kicked off with a national membership-based online retailer, Thrive Market and Amazon in early 2019. The primary focus in 2019 was securing distribution agreements with UNFI and KEHE, two of the top natural and organic food wholesalers and distributors in the country who service Grocery and Natural independents channels nationwide and offer a pathway towards national recognition. KidsLuv products are now currently available online at KidsLuv.com, Thrive Market, Amazon and can be found in over 2000+ retail stores including Natural Independents Markets, United Supermarkets, Walmart Stores and CVS Pharmacy. The Company has trademarked its name in 15 countries around the world. Our goals in the coming months will be launch on Amazon Canada and Amazon Mexico Marketplaces and eventually into international markets through joint ventures, and distribution partnerships, with a priority to launch in China.

The Team

Officers and Directors

Name: Ashi Jelinek

Ashi Jelinek 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: March 10, 2017 - Present
  Responsibilities: handles all business related too company including sales and marketing; taken a salary in the past of $72K. But not currently taking a salary

Name: Stephanie Phillips

Stephanie Phillips 's current primary role is with Wilmington Capital and SP Global. Stephanie Phillips currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: October 01, 2018 - Present
  Responsibilities: be at board meetings, strategize with team members of company; no salary

Other business experience in the past three years:

- **Employer:** Wilmington Capital and SP Global
  Title: senior vice president/owner
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Broker Dealer

Name: Dharampal Singh Rawat

Dharampal Singh Rawat 's current primary role is with Sharan Consultants . Dharampal Singh Rawat currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: March 10, 2017 - Present
  Responsibilities: to help the company strategize and to hold the company accountable to board obligations; no salary

Other business experience in the past three years:

- **Employer:** Sharan Consultants
  Title: owner
  Dates of Service: January 01, 2009 - Present
  Responsibilities: consulting for various companies and industries

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain any liquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,069,999.56 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, providing healthy zero sugar and vitamin infused kids beverage. Our revenues are therefore dependent upon the market for such product.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. In addition, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our

company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KidsLuv is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Food and Beverage industry unknowns
Due to the nature of the beverage industry and the competition out on the market it is hard to determine if there are inevitable risks factors that may right now be unforeseen but present themselves at a later date.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ashi Jelinek	5,000,000	Common Stock	92.44

The Company's Securities

The Company has authorized Common Stock, and Convertible note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 271,739 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,408,797 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible note

The security will convert into Shadow preferred stock or common stock and the terms of the Convertible note are outlined below:

Amount outstanding: $1,487,000.00
Maturity Date: March 26, 2023
Interest Rate: 4.0%
Discount Rate: 15.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: Equity Financing, Corporate Transaction or Maturity Date

Material Rights

Upon qualified financing of 1 million of Equity Securities (Preferred Stock), all unpaid principal and accrued interest shall convert to Shadow Preferred Stock.

Upon maturity date and/or corporate merger, all unpaid principal and accrued interest shall convert to Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,485,190.00
  Use of proceeds: production runs, contractors, ingredients, sales and marketing, branding
  Date: March 01, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

KidsLuv initial distribution kicked off in early Spring 2019 with a national membership-based online retailer, Thrive Market and Amazon. The primary focus in 2019 was securing distribution agreements with UNFI and KEHE, two of the top natural and organic food wholesalers and distributors in the country. They service Grocery and Natural independents channels nationwide and offer a pathway towards national recognition. KidsLuv gained in-store distribution into independents and natural grocery stores in October 2019. As a result, in Q4 of 2019, KidsLuv rolled out into over 30+ Natural independent retailers in Northern and Southern California,

closing the year with $69K in sales. KidsLuv started to gain national momentum into stores in 2020 with the launch of Walmart, CVS and expansion into the Southwest region. In 2020 we went from 30 stores to over 2,000. KidsLuv is continuing to see huge growth in the ecommerce channel this year; Amazon sales are up 297% YOY (2019 compared to 2020 up date) with now over 60+ Subscribe & Save members. Our goal is to close out the year with strengthening our business and distribution in the West and targeting the Northeast and the Midwest next year.

Historical results and cash flows:

Given 2019 was our first year of production, our MOQs were not favorable and therefore lead to high COGS. As we have scaled and secured more accounts, we improved our COGs by .10 per unit. Our forecasted projections for 2021 continue to show improvements and will also put us in a stronger position to procure more favorable pricing for ingredients and packaging. Most of our resources to date have been allocated to production however we do anticipate our future capital will be allocated more towards driving growth, supporting retail launches and building awareness.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$40,000 on hand and a $300K loan for a shareholder that may get turned into equity.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes, it is important for us to have this capital for marketing and supporting sales growth. We have sales but a beverage company needs significant capital to drive growth and revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It will be around 75% from crowdfunding. These funds are necessary for us to grow and be able to gain more traction.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum we would be able to operate for at least 1 year based on sales as of now as well.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we would be able to operate based on sales as well for at least 3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do not have any confirmed future sources of capital because our goal is to do future rounds of funding as needed for continual sales, operating and marketing expenses.

After this round our goal is to go into an instituitonal round of funding and also to be able to explore lines of credit with financial institutions in the future.

Indebtedness

- **Creditor:** Credit card- Wells Fargo
  Amount Owed: $12,000.00
  Interest Rate: 10.0%
  Maturity Date: September 01, 2024

- **Creditor:** Shareholder
  Amount Owed: $300,000.00
  Interest Rate: 0.0%
  Maturity Date: January 23, 2023

- **Creditor:** Convertible Notes Holders
  Amount Owed: $1,487,000.00
  Interest Rate: 4.0%
  Maturity Date: March 26, 2023
  Convertible Notes into Preferred Stock or Common Stock based on different conversion triggers.

- **Creditor:** Small Business Admin
  Amount Owed: $11,500.00
  Interest Rate: 3.75%
  Maturity Date: June 05, 2030
  Loan pursuant to SBA EIDL.

Related Party Transactions

- **Name of Entity:** Shweta Rawat
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: she gave $300K to The Luving Company as a loan for production runs and has the right to convert this into equity by 2023.
  Material Terms: Material terms are the same as all convertible note outstanding

Valuation

Pre-Money Valuation: $4,976,093.24

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,487,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

<u>Valuation Basis</u>

The valuation was decided based on several factors including our past convertible note with a valuation cap of 3.5M. And that KidsLuv is creating a new category, by introducing the market to a unique way to get kids to have their vitamins incorporated into their diet in a hydrating, zero sugar beverage. Since launching into distribution in 2019 KidsLuv has secured over 2,000 retail accounts as well as create an online presence with Thrive Market and Amazon as well as our own subscription based service. In addition, our website traffic (in terms of total visitors) is up 166% from last year while our online sales are up 297% (comparing sales in 2020 to sales in 2019). We are continuing to see growth and acquire new customers because of the unique product and attributes.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.48 we plan to use these proceeds as

follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  29.5%
  KidsLuv will be using the funding to build brand awareness and increase sales.

- *Working Capital*
  50.0%
  To manufacture product, support sales and operations

- *Research & Development*
  10.0%
  To continue to develop other flavors and explore other pack sizes working towards the goal of providing nutrition for the whole family

- *Inventory*
  8.0%
  supporting our warehousing and shipments to our retailers and customers

If we raise the over allotment amount of $249,999.88, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  51.5%
  KidsLuv will use the proceeds to continue to support brand awareness, drive trial through marketing.

- *Working Capital*
  23.0%
  KidsLuv will use the proceeds for working capital to support the growth of the business, support sales, manufacturing the product and warehousing

- *Company Employment*
  23.0%
  KidsLuv will hire key employees to drive sales and growth as well as to support current employees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.kidsluv.com (www.kidsluv.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kidsluv

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Luving Company

[See attached]



SIMPLIFY YOUR STARTUP'S FINANCES

I, Ashi Jelinek, the Chief Executive Officer of The Luving Company DBA Kidsluv, hereby certify that the financial statements of The Luving Company DBA Kidsluv and notes thereto for the period January 1, 2018 to September 30, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of ($12,218); taxable income of ($569,394) and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 10/16/2020.

Ashi Jelinek   (Signature)

Founder & CEO   (Title)

11/09/2020   (Date)



THE LUVING COMPANY DBA KIDSLUV

FINANCIAL STATEMENTS (UNAUDITED)

JANUARY 1ST, 2018 TO SEPTEMBER 30, 2020

K!DS LUV ™

Prepared by: Simple Startup

Prepared Date: November 4, 2020

Accountants Report

To the Stakeholders, The Luving Company Incorporated

We have prepared the accompanying financial statements of The Luving Company Inc., which comprise the statements of financial position as of September 30, 2020 and the related statements of operations and cash flows for the month then ended, and the related notes to the financial statements. The preparation includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the generally accepted accounting Policies (GAAP) framework; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to organize the company's financial transactions and prepare financial statements. We have performed procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with generally accepted accounting Policies (GAAP). We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our work, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with Financial Reporting Framework for Small- and Medium-Sized Entities.

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Simple Startup
1919 14th St, Ste 700
Boulder, CO





THE LUVING COMPANY DBA KIDSLUV

INDEX TO FINANCIAL STATEMENTS

	Pages
Balance Sheets from January 1, 2018 - September 30, 2020	5
Statements of Operations from January 1, 2018 -September 30, 2020	6
Statements of Stockholders' Equity from January 1, 2018 - September 30, 2020	7
Statements of Cash Flows from January 1, 2018 - September 30, 2020	8
Notes to the Financial Statements	9-12



Simple StartUp

SIMPLIFY YOUR STARTUP'S FINANCES

KIDSLUV'S COMPANY BALANCE SHEET

JANUARY 1, 2018 - SEPTEMBER 30, 2020

	Jan - Dec 2018	Jan - Dec 2019	Jan - Sep, 2020
ASSETS			
Current Assets			
Total Bank Accounts	$ 120,164	$ 9,363	$ 24,436
Total Accounts Receivable	$ 795	$ 11,677	$ 75,460
Other Current Assets			
1300 Inventory		$ -	$ -
1330 Finished Goods	$ 119,307	$ 27,981	$ 81,779
1340 Raw Materials	$ -	$ 16,617	$ 27,431
1345 Packaging Inventory	$ 26,391	$ 15,354	$ 45,135
1346 Freight In		$ -	$ -
Total 1300 Inventory	$ 145,697	$ 59,951	$ 154,345
1355 Inventory Asset	$ 10,764	$ -	$ -
1358 Prepaid Expenses	$ 17,237	$ -	$ 373
1359 Prepaid Vendor Deposit		$ -	$ 14,897
1365 Loan to Owner	$ 29,044	$ 5,860	$ 3,760
Total Other Current Assets	$ 202,743	$ 65,811	$ 173,375
Total Current Assets	$ 323,702	$ 86,851	$ 273,271
Fixed Assets			
1601 Plate/Tools/Equipment	$ -	$ 2,200	$ 2,200
Total Fixed Assets	$ -	$ 2,200	$ 2,200
TOTAL ASSETS	$ 323,702	$ 89,051	$ 275,471
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Total Accounts Payable	$ 41,336	$ 74,858	$ 89,993
Total Credit Cards	$ 12,149	$ 14,753	$ 8,886
Other Current Liabilities			
2225 Sales Tax Payable	$ 28	$ 28	$ 64
Total 2400 Accrued Expenses	$ -	$ 18,511	$ (7,487)
2501 Short term loan		$ -	$ 75,000
Total 2500 Short Term Liabilities	$ -	$ -	$ 75,000
Total Other Current Liabilities	$ 28	$ 18,539	$ 67,577
Total Current Liabilities	$ 53,513	$ 108,151	$ 166,456
Long-Term Liabilities			
2800 Convertible Notes	$ 1,010,000	$ 1,310,000	$ 1,487,000
2801 Accrued Int	$ 45,400	$ 93,097	$ 135,761
Total 2800 Convertible Notes	$ 1,055,400	$ 1,403,097	$ 1,622,761
2900 SBA EIDL Loan		$ -	$ 11,500
Long Term Debt		$ -	$ 325,000
Total Long-Term Liabilities	$ 1,055,400	$ 1,403,097	$ 1,959,261
Total Liabilities	$ 1,108,913	$ 1,511,248	$ 2,125,717
Equity			
3800 Opening Balance Equity	$ 500	$ 500	$ -
3850 Common Stock		$ -	$ 541
3900 Retained Earnings	$ (388,208)	$ (785,711)	$ (1,422,696)
Net Income	$ (397,504)	$ (636,985)	$ (428,091)
Total Equity	$ (785,211)	$ (1,422,196)	$ (1,850,246)
TOTAL LIABILITIES AND EQUITY	$ 323,702	$ 89,051	$ 275,471

The accompanying notes are integral part of these financial statements

KIDSLUV'S COMPANY PROFIT & LOSS

JANUARY 1, 2018 - SEPTEMBER 30, 2020

	Jan - Dec 2018	Jan - Dec 2019	Jan - Sep, 2020
Income			
4000 Sales	$ -	$ 3,697	$ -
4010 Sales - Retail	$ 4,596	$ 65,432	$ 274,371
4011 Sales - e-Commerce			$ 66,343
Total 4000 Sales	$ 4,596	$ 69,128	$ 340,714
4001 Shipping Income	$ -	$ -	$ 573
4100 Trade Spend	$ -	$ (360)	
4110 Sales Discounts (Off Invoice)		$ (658)	$ (3,242)
4120 MCBs		$ (2,708)	$ (6,999)
4130 Slotting and Free Fills		$ (1,500)	$ (2,829)
4150 Online Discounts	$ (149)	$ (70)	$ (14,642)
4160 Trade Spend			$ (10,222)
Total 4100 Trade Spend	$ (149)	$ (5,296)	$ (37,933)
Total Income	$ 4,447	$ 63,833	$ 303,354
Cost of Goods Sold			
Cost of Goods Sold			
5031 Cost of Goods Sold	$ 2,322	$ 43,021	$ 201,693
5035 Spoils, Damages, Expiry		$ 6,987	$ 11,538
5050 Inventory adjustment		$ 13,989	
Total Cost of Goods Sold	$ 2,322	$ 63,997	$ 213,231
Total Cost of Goods Sold	$ 2,322	$ 63,997	$ 213,231
Gross Profit	$ 2,125	$ (164)	$ 90,123
Expenses			
Total 6000 Freight and Warehousing	$ 14,166	$ 39,752	$ 85,417
Total 6100 Selling Expenses	$ 7,902	$ 17,413	$ 59,706
Total 6200 Marketing Expenses	$ 92,496	$ 202,193	$ 124,146
Total 6500 General and Administrative Expenses	$ 13,296	$ 57,479	$ 18,161
Total 6650 Insurance	$ 2,290	$ 3,427	$ 3,875
Total 6750 Legal & Professional Services	$ 134,805	$ 170,867	$ 91,524
Total 7000 Research and Development	$ 13,906	$ 6,666	$ 5,940
Total 7100 Travel	$ 31,216	$ 17,331	$ 6,178
Total 7301 Payroll (Salaries, Wages, etc)	$ 46,200	$ 66,438	$ 84,534
Total Expenses	$ 354,770	$ 589,333	$ 479,522
Net Operating Income	$ (352,645)	$ (589,497)	$ (389,400)
Other Income			
7800 Interest Income	$ 346	$ 209	
7802 Cash Back Rewards	$ 195		
Other Income – EIDL Grant			$ 4,000
Total Other Income	$ 541	$ 209	$ 4,000
Other Expenses			
7803 Interest Expense on Convertible Notes	$ 45,400	$ 47,697	$ 42,664
Interest Expense			$ 27
Total Other Expenses	$ 45,400	$ 47,697	$ 42,691
Net Other Income	$ (44,859)	$ (47,488)	$ (38,691)
Net Income	$ (397,504)	$ (636,985)	$ (428,091)

The accompanying notes are integral part of these financial statements

KIDSLUV'S COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

JANUARY 1, 2018 - SEPTEMBER 30, 2020

2018 Statement of Stockholders' Equity			
	Common Stock	Retained Earning	Total Stockholders Equity
Beginning Balance	-	$ (388,208)	$ (388,208)
Issuances	$ 500	-	$ 500
Net Income	-	$ (397,504)	$ (397,504)
Dividends	-	-	-
Ending Balance	-	$ (785,711)	$ (785,211)

The accompanying notes are integral part of these financial statements

2019 Statement of Stockholders' Equity			
	Common Stock	Retained Earning	Total Stockholders Equity
Beginning Balance	-	$ (785,211)	$ (785,211)
Issuances	-	-	-
Net Income	-	$ (636,985)	$ (636,985)
Dividends	-	-	-
Ending Balance	-	$ (1,422,196)	$ (1,422,196)

The accompanying notes are integral part of these financial statements

2020 Statement of Stockholders' Equity			
	Common Stock	Retained Earning	Total Stockholders Equity
Beginning Balance	-	$ (1,422,196)	$ (1,422,196)
Issuances	$ 41	-	$ 41
Net Income	-	$ (428,091)	$ (428,091)
Dividends	-	-	-
Ending Balance	-	$ (1,850,246)	$ (1,850,246)

The accompanying notes are integral part of these financial statements

Simple StartUp
SIMPLIFY YOUR STARTUP'S FINANCES

KIDSLUV'S COMPANY

STATEMENT OF CASH FLOWS

JANUARY 1, 2018 - SEPTEMBER 30, 2020

	Jan - Dec 2018	Jan - Dec 2019	Jan - Sep, 2020
OPERATING ACTIVITIES			
Net Income	$ (397,504)	$ (636,985)	$ (428,091)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
1210 Accounts Receivable	$ (795)	$ (10,882)	$ (63,783)
1320 Work-in-Progress	$ -		
1330 Inventory:Finished Goods	$ (119,307)	$ 91,326	$ (53,798)
1340 Inventory:Raw Materials	$ -	$ (16,617)	$ (10,814)
1345 Inventory:Packaging Inventory	$ (26,391)	$ 11,037	$ (29,781)
1346 Inventory:Freight In			$ -
1355 Inventory Asset	$ (10,764)	$ 10,764	
1358 Prepaid Expenses	$ (17,237)	$ 17,237	$ (373)
1359 Prepaid Vendor Deposit			$ (14,897)
1360 Uncategorized Asset	$ -		
1365 Loan to Owner	$ (29,044)	$ 23,184	$ 2,100
2100 Accounts Payable (A/P)	$ 25,175	$ 33,522	$ 15,135
1050 BUSINESS CARD (3353)	$ 3,137	$ 2,605	$ (5,867)
2225 Sales Tax Payable	$ 28		$ 36
2400 Accrued Expenses	$ -	$ 6,781	$ (6,781)
2401 Accrued Expenses:Trade Spend Liability		$ 11,730	$ (8,864)
2402 Accrued Expenses:Accrued Trade Spend			$ (10,353)
2501 Short Term Liabilities:Short term loan			$ 75,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ (175,198)	$ 180,687	$ (113,041)
Net cash provided by operating activities	$ (572,701)	$ (456,298)	$ (541,132)
INVESTING ACTIVITIES			
1601 Plate/Tools/Equipment	$ -	$ (2,200)	
Security Deposits			$ -
Net cash provided by investing activities	$ -	$ (2,200)	$ -
FINANCING ACTIVITIES			
2800 Convertible Notes	$ 475,000	$ 300,000	$ 177,000
2801 Convertible Notes:Accrued Int	$ 45,400	$ 47,697	$ 42,664
2900 SBA EIDL Loan			$ 11,500
Long Term Debt			$ 325,000
3000 Owner's Pay & Personal Expenses	$ 10,038		
3800 Opening Balance Equity			$ (500)
3850 Common Stock			$ 541
3900 Retained Earnings	$ (10,038)		
Net cash provided by financing activities	$ 520,400	$ 347,697	$ 556,205
Net cash increase for period	$ (52,301)	$ (110,801)	$ 15,073

The accompanying notes are integral part of these financial statements



NOTE 1 – NATURE OF OPERATIONS

The Luving Company (DBA Kidsluv) was formed in 2017 in the State of California. The financial statements of Kidsluv (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Kidsluv is a woman-founded and minority-owned business that provides a ZERO Sugar Vitamin Enhanced beverage designed to give kids a healthy dose of vitamins and minerals their bodies need, without the harmful sugars. This functional vitamin beverage is made with Certified vegan vitamins and minerals and is only 10 calories, 2g carbs, 100% clean labeled, certified Non-GMO, Vegan, Kosher and Gluten-free. Kidsluv beverages are packaged in 8 oz recyclable, resealable, straw-free cartons to maintain a green carbon footprint. Kidsluv comes in the following hydrating, vitamin-filled, oh-so delicious flavors: Peach me - I'm Orange, Flying Fla-Mango, and Starstruck Coconut. Kidsluv aspires to expand their product line and build out internationally in order to provide their health-filled beverages to other countries in need.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.



The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalent
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from product sales when persuasive evidence that an agreement exists such as a sales invoice.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the management's assumed value.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.



Inventory

Inventory consisting of raw materials, packaging, and finished goods is stated at the lower of cost (first in, first out method) or net realizable value.

NOTE 3 – DEBT - Financing Activities

Notes Payable

The Company has a short-term loan of $75,000 with a 0.00% interest rate.

The Company has three long-term loans of $300,000, $25,000, $11,500. Both the $300,000 and $25,000 Loans accrue interest at a rate of 0.00%. The $11,500 SBA EIDL Loan is a 30 year loan that accrues interest at a rate of 3.75%.

Convertible Notes Payable

The Company holds Convertible Notes to related parties. The Notes accrue interest at the rate of 4% with a maturity date of March 23rd, 2023.

	Date	Amount	Balance
Convertible Notes			
	09/16/2016	$ 10,000	$ 10,000
	10/07/2016	$ 75,000	$ 85,000
	01/23/2017	$ 50,000	$ 135,000
	03/14/2017	$ 100,000	$ 235,000
	04/05/2017	$ 75,000	$ 310,000
	09/05/2017	$ 25,000	$ 335,000
	10/16/2017	$ 100,000	$ 435,000
	10/20/2017	$ 25,000	$ 460,000
	10/27/2017	$ 50,000	$ 510,000
	10/27/2017	$ 25,000	$ 535,000
	01/25/2018	$ 100,000	$ 635,000
	03/19/2018	$ 100,000	$ 735,000
	03/28/2018	$ 50,000	$ 785,000
	06/12/2018	$ 50,000	$ 835,000
	09/20/2018	$ 25,000	$ 860,000
	10/09/2018	$ 25,000	$ 885,000
	12/18/2018	$ 50,000	$ 935,000
	12/21/2018	$ 25,000	$ 960,000
	12/28/2018	$ 50,000	$ 1,010,000
	01/10/2019	$ 25,000	$ 1,035,000
	02/21/2019	$ 100,000	$ 1,135,000
	07/02/2019	$ 50,000	$ 1,185,000
	07/11/2019	$ 50,000	$ 1,235,000
	09/26/2019	$ 5,000	$ 1,240,000
	09/26/2019	$ 20,000	$ 1,260,000
	10/17/2019	$ 50,000	$ 1,310,000
	01/07/2020	$ 20,000	$ 1,330,000
	01/14/2020	$ 50,000	$ 1,380,000
	01/15/2020	$ 20,000	$ 1,400,000
	04/27/2020	$ (13,000)	$ 1,387,000
	05/12/2020	$ 100,000	$ 1,487,000
Total for Convertible Notes		$ 1,487,000	



NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of September 30, 2020 the company has issued 5,408,797 shares of our common stock.

Please note that 5,000,000 of these shares were accounted for in account 3800 Opening Balance Equity in 2018 and 2019. However, this balance was moved to the account 3850 Common Stock in 2020.

The remaining 408,797 outstanding shares were issued between 2017 to 2019. However, they were accounted for in 2020 because 2017, 2018 and 2019 tax returns had already been filed.

NOTE 6 – RELATED PARTY TRANSACTIONS

No major related party transactions requiring additional disclosure in the financial statements took place.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 31, 2018 through September 30, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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The Luving Company

Functional Vitamin Beverage for Kids





The ZERO SUGAR Vitamin Enhanced Beverage for Kids
KIDS LUV
STARSTRUCK COCONUT
FLYING FLA-MANGO
PEACH ME, I'M ORANGE

$20,767 raised

44 Investors	**$4.98M** Valuation
$0.92 Price per Share	**$249.32** Min. Investment
Common Shares Offered	**Equity** Offering Type
$250K Offering Max	**Reg CF** Offering

Website | Los Angeles, CA | FOOD & BEVERAGE

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

KidsLuv is a ZERO SUGAR Vitamin Enhanced beverage created by a mother of three, Ashi Jelinek, upon recognizing a growing demand in the kids' beverage space for less sugar and healthier products. Established in 2018, The Luving Company, a female-founded and minority-owned business, launched its first brand, KidsLuv, designed to give kids a healthy dose of vitamins and minerals their bodies need, without the harmful sugars. All KidsLuv products are Certified Non-GMO, Vegan, Kosher and Gluten-Free, and served in an 8-oz. recyclable, resealable, straw-free drink carton.

Overview | Team | Terms | Updates 4 | Comments | Follow



Reasons to Invest

- Female-founded & minority-owned business recognized in Forbes' 8 Mission-Driven Companies Reinventing the Packaged Food Industry
- KidsLuv is addressing two distinct consumer categories: the children's beverage market and the children's pediatric supplements market, with a combined market size of over $2.7B
- Sold in over 1500+ stores nationwide including Walmart, CVS, United

Bonus Rewards

Get rewarded for investing more into The Luving Company

$249+

Investment

StartEngine Owner's Bonus

- Sold in over 1500+ stores nationwide including Walmart, CVS, United Supermarkets, Natural Independents, Amazon and Thrive Market

“Kids luv it and parents do, too!”

CATEGORY DISRUPTOR
The Zero Sugar Vitamin Enhanced Beverage For Kids
Traditional Kids Vitamins
Traditional Kids Juices & Waters
KIDS LUV
FLYING FLA-MANGO
OLLY
Alive!
Honest Kids







OVERVIEW

Functional kids’ beverages that benefit the planet, too!

Ashi Jelinek founded The Luving Company in 2018 upon recognizing a growing demand for zero sugar in functional food and beverage products. The Luving Company's mission to be an educational leader in child nutrition and create products that encourage good health, good living and a positive environmental impact. KidsLuv is the Zero Sugar, Vitamin Enhanced beverage for kids. We have three FUN-LUVING flavors, Flying Fla-Mango, Starstruck Coconut, and Peach Me, I'm Orange. Our products are 100% clean labeled (Certified Non-GMO, Vegan, Kosher and Gluten-Free) and packaged in 8oz recyclable, resealable, straw-free drink cartons.

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progr… please see the Offering Summary section below.

$250+
Investment
Tier 1 perk ($250+)
Free month supply of product (2x …

$500+
Investment
Tier 2 perk ($500 +)
Free month supply of product (2x …
+ 10% discount for first 3 months

$1,000+
Investment
Tier 3 perk ($1000+)
Free month supply of product (2x …
+ 10% discount for first 6 months …
access to products

$5,000+
Investment
Tier 4 perk ($5,000+)
Free month supply of product (2x …
+ 20% discount for a full year + ea…
access to products

$10,000+
Investment
Tier 5 perk ($10,000+)
Free 1 year monthly subscription …
access to products + Meet & Greet


Only 10 Calories
Certified Vegan
2g Carbs
Zero Sugar
K!DS LUV
PEACH ME, I'M ORANGE

More than ever, purpose and authenticity have become critical, and that is why the company's sustainability and community impact strategy has always been a core focus. Our packaging was intentionally designed using recyclable straw-free Tetra Pak cartons and resealable lids. There are up to 13 million tons of plastic entering our oceans each year. One less straw means one less chance for harmful plastics to end up in our oceans. Since its inception, KidsLuv has supported the Surfrider foundation's journey to educate children about recycling and keeping our oceans clean. KidsLuv gives consumers the ability to donate to the Surfrider foundation directly on our website. Every dollar donated educates four children on the importance of recycling and keeping our oceans clean.


K!DS LUV
FLYING FLA-MANGO

CEO + 5% bonus shares

$25,000+

Investment

Tier 6 perk ($25,000+)

Free 1 year monthly subscription +
access to products + Meet & Greet
CEO + Invitation to Innovation Wel
10% bonus shares

$50,000+

Investment

Tier 7 perk ($50,000+)

Free 1 year monthly subscription +
lifetime discount + Meet & Greet w
CEO + Invitation to Innovation Wel
Access to quarterly update webina
15% bonus shares)


SAVING OUR OCEAN ONE STRAW AT A TIME
We LUV Our Planet

THE PROBLEM

Consumers are seeking healthier alternatives to sugar-filled kids' beverages

The children's beverage market is currently saturated with drinks that are high in sugar and provide limited nutritional and hydration value. 1/3 of all sweetened fruit drinks contain 16 grams or more of sugar per serving. Eight in ten parents say their choice of product is influenced by how it will affect their children's health and well-being. As health-focused parents, particularly millennials, are shifting their buying habits to incorporate less sugar and more healthy products into their diets and their kids' diets, there is a growing demand for zero sugar beverages for kids.



THE SOLUTION

The ZERO SUGAR Vitamin Enhanced, hydrating beverage that kids 'LUV'!

Zero Sugar
Vitamin Enhanced
Minerals
Vegan
Non-GMO
KIDS LUV
KIDS LUV
KIDS LUV



KidsLuv delivers a nutritional beverage for the whole family with ZERO SUGAR, rich in vitamins and minerals, and uses Certified Non-GMO, Vegan, Kosher and Gluten-Free ingredients. This "first of its kind" beverage appeals to a wide range of consumers with a focus on the health-conscious millennial parent. Our mission here at KidsLuv is to provide more education about the importance of child nutrition, and we have set out to disrupt an overly sugary marketplace.



OUR TRACTION

Shark Tank exposure, strong growth, and key partnerships

KidsLuv was featured on Shark Tank, which aired to an estimated 4.1M+ viewers, increasing brand awareness and sales opportunities. In Spring 2020, BevNet covered KidsLuv in a feature article highlighting the brand's distribution expansion into CVS and Walmart and new Peach Me, I'm Orange flavor launch. Following the airing, we saw a significant boost in sales and a spike in web traffic. Our social media has also grown over 358% through collaborations with micro-influencers and like-minded brands such as Raised Real, Made Good, Kidbox, Zeek Bars, Bitsy's and Bear Fruit Snacks.



K!DS LUV

Image courtesy of @Amercian Broadcasting Companies, Inc. All Rights Reserved.

"Thank you @kidsluvdrinks for helping our planet by making your great drinks in environmental friendly packaging! Love the Flying Fla-mango! "

Ryan Hickman
10 Year Old Entrepreneur
CEO & Founder of Ryan's Recycling Company

"I love that my kids finally have a tasty drink that I can feel good about giving them!!"

Shauna Donfeld
Fit4Mom Westside Instructor
Certified Personal Trainer | Mom of two

"I recommend KidsLuv to my families of small children as well as adults. KidsLuv is a wonderful alternative to juice and sugary beverages."

Nancy Guberti CFHL
Functional Medicine Practitioner, Nutritionist, MS, CN

KidsLuv's primary focus in 2019 was securing distribution agreements with UNFI and KEHE, two of the top natural and organic food wholesalers and distributors in

the country. They service Grocery and Natural independents channels nationwide and offer a pathway towards national recognition. As a result, in Q4 of 2019, KidsLuv rolled out into over 30+ Natural independent retailers in Northern and Southern California. Some of the independents include California Fresh Market, Berkeley Bowl, Ojai Valley Ranch Market and premium retailer, Erewhon Markets.

After launching in 2019, we have seen impressive revenue growth in 2020.

In February 2020, KidsLuv launched into 40+ United Supermarkets, a chain in Texas that operates under a division of Albertsons/Safeway, and in April 2020, KidsLuv launched in 400+ Walmart locations and 1200+ CVS Pharmacy locations, bringing KidsLuv total distribution to over 1500+ locations nationwide.



Total Distribution

United supermarkets | Walmart | CVS pharmacy | amazon

THRIVE MARKET | EREWHON ORGANIC GROCER & CAFE | LAZY ACRES natural market

KidsLuv has also a partnership with Fit4Mom, a fitness group for moms that has over 230,000 members across the US. We will also participate in traveling Pop-Up stores, subscription boxes, corporate health fairs, mommy groups and family 5Ks, to keep growing brand awareness throughout 2020.



THRIVE MARKET — Sales **58%** (yoy 2019 v. 2020 to date)

amazon — Sales **297%** (yoy 2019 v. 2020 to date)

60+ Subscribe & Save Members

KidsLuv is doing its part to give back by supporting Surfrider Foundation's journey to educate children about recycling and keeping our oceans clean and

partnering with Feed the Children, a non-profit organization that alleviates childhood hunger through distribution of food and essentials to children and families nationwide.

 

THE MARKET ─────────────────────────

Disrupting a $2.7 billion+ market, that includes both kids' beverages and pediatric supplements

Up until now, there has been little new product development in the children's beverage market, especially for zero sugar beverages that deliver function. KidsLuv is centered between two distinct markets: the children's beverage market and the children's pediatric supplements market, with a combined estimated market size of over $2.7B. (source, source)

KidsLuv is designed to disrupt the beverage market with a drink for children that provides a zero sugar product rich in vitamins and minerals.
The global beverage market is booming, expected to exceed $1T in sales by 2022, and kids are becoming a focus. Keeping kids well is always going to be a top concern for parents, not just for their own wellbeing but for that of the whole family. By providing vitamins in a beverage, KidsLuv gives children the supplements they need and helps fill nutritional gaps (source).



Kids-Focused

GLOBAL BEVERAGE MARKET SALES

+$1T

IN 2022

2 Markets



Millennials now make up the largest adult population and KidsLuv's target audiences are millennial moms, ages of 25-44, who have the purchasing power to buy the best products for their families. Sales of traditional juices and drinks are declining and, as parents become more educated about packaged foods, they are demanding healthier products for their children.



Millennial Moms

+ Age 25-44
+ Purchasing power
+ Demanding Healthier Products



WHAT WE DO

Packed with vitamins in three delicious flavors with more to come

KidsLuv beverages combine a flavorful drink with a proprietary formula that delivers both hydration and approximately 80% of the daily recommended dose of vitamin and minerals. The KidsLuv proprietary formula combines specific amounts of 14 different ingredients and 9 Certified Vegan vitamins and minerals, to create our unique and delicious flavors that leave absolutely no aftertaste. The three fun-luving flavors we have developed so far are Mango, Coconut, Orange Peach, which are already on the market as Starstruck Coconut, Flying Fla-Mango and Peach Me, I'm Orange.






KIDS LUV
VITAMIN ENHANCED BEVERAGE
FLYING FLA-MANGO
14
Ingredients
VITAMIN ENHANCED BEVERAGE
STARSTRUCK COCONUT
9
Certified Vegan Vitamins & Minerals
KIDS LUV
VITAMIN ENHANCED BEVERAGE
PEACH ME, I'M ORANGE
3
Unique & Delicious Flavors

THE BUSINESS MODEL

Online, Mass and Grocery Channels

KidsLuv's 2020 sales strategy is to grow to a nationally recognized brand through Grocery, Big Box Retailers, Online, Pharmacy and Natural Independents channels. Our main sales channels are online grocery, mass retailers and Natural Independents. To build consumer demand and support our retailers, the company's trade promotion strategy includes coupons and pricing promotions. Additional sales priorities for 2020 include securing regional Grocery chains in the West, with particular focus on Sprouts, Kroger and Albertsons.

Our DTC strategy is a subscription only service with all other product orders redirected to Amazon. As conventional shopping behavior is shifting more online, the focus will be to drive more website traffic through social media and other digital platforms and build presence on online marketplaces.


Sales Channels



Online Grocery   Big Box Retailers   Natural Independents

HOW WE ARE DIFFERENT ———————————

The healthiest, most functional kids beverage option in the market

  

	HOW WE STAND OUT	Honest Kids	KIDS LUV	Capri-Sun
CALORIES		40	10	50
VITAMINS		100% Vitamin C	Vitamin D, A, C, E, B2 B3, B6, B12	0 Vitamin
MINERALS		None	Sodium, Calcium Potassium, Folate	None
SUGAR		8g per 6fl oz	0g per 8fl oz	13g per 6fl oz
PACKAGING		6.75oz pouch with plastic straw 10-pack, 32-pack 59oz bottle	8 oz Tetra Pak individually 4-pack 12-pack	6oz pouch 10-pack with plastic straw

Comparison Chart Data formulated based on internal research.

While there are numerous drinks that focus on kids, such as Honest Kids and Capri Sun, sugary, artificial flavored drinks deliver little to no nutritional or functional value and are being avoided by a growing number of parents.

Kids vitamins are commonly made in a gummy format and are filled with gelatin, corn starch and sugar. They contain an average of 2 grams of sugar per gummy.

corn starch and sugar. They contain an average of 2 grams of sugar per gummy, despite the fact that the American Heart Association suggests no more than 6 teaspoons of added sugar per day for children ages 2–18 (include source).

KidsLuv is the first and only product of its kind that features zero sugar coupled with a vitamin delivery system. This creates a way to target consumers who seek healthy AND functional options in the kids drink aisle.

"My son loves the flavor of these and they make the mom of a very picky eater a little happier knowing he's getting extra vitamins."

-Brittney



Great option instead of just juice. My toddler lovedddd these. And I don't have to feel bad about him drinking one down in two seconds!



drinking one down in two seconds!

– Cassandra
Piermont, New Jersey

THRIVE MARKET APPROVED

THE VISION

The healthy, functional beverage that everybody knows and loves

The vision for The Luving Company is to create healthy, functional, innovative, better-for-you products for the whole family. The Luving Company will continue to grow by driving disruption in underserved categories and delivering products that stand out from the crowd. We also LUV our planet and it's important to us to produce products that are not only good for our families but good for our planet. We are committed to continuing to create products that use ingredients and materials that limit our carbon footprint and leave our world in a better place. We believe in giving our kids the real nutrition and LUV they deserve!





KIDS LUV
SALE!

KIDS LUV
Healthy
Functional
Innovative
Better-for-you

We will introduce new size packs and flavors as consumer demand increases, eventually targeting new regions such as the Northeast, Florida and the Midwest, before going international. Additionally we plan to expand into the food service channel by the end of 2021, which will allow us to expand into airports, airlines, amusement parks, museums, stadiums, fast food & coffee shop chains, ensuring that our product makes it into the hands of kids and families worldwide.



Northeast, Florida and the Midwest → International

This expansion is based on management's current goals, actual results not guaranteed.

OUR LEADERSHIP

Helping kids is close to our hearts

Ashi Jelinek founded The Luving Company in 2018 upon recognizing a growing demand for zero sugar in functional food and beverage products. The Luving Company's mission is to be an educational leader in child nutrition and create products that encourage good health, good living and a positive environmental impact. KidsLuv is the Zero Sugar, Vitamin Enhanced beverage for kids with three FUN-LUVING flavors, Flying Fla-Mango, Starstruck Coconut, and Peach Me, I'm Orange. Our products are 100% clean labeled (Certified Non-GMO, Vegan, Kosher and Gluten-Free) and packaged in 8oz recyclable, resealable, straw-free drink cartons.



Ashi Jelinek
Founder & CEO



Jennifer Goodrum
Director of Sales & Marketing



Mary Allard
Operations Manager

We value the health of children above all else, and we are setting out to make an impact

At KidsLuv, we care deeply about our mission to help kids and deliver maximal nutrition in a delicious, functional beverage. With sustainability and nutrition at the forefront of our company's ethos, all ingredients and packaging are consciously sourced, and recyclable, maintaining a green carbon footprint. We have an addressable market of over $2.7 billion, with millennials (the largest adult population on Earth) being our target consumers. We have been featured on Shark Tank and now have product placements at Walmart, CVS, Albertsons Market and online through Amazon, Thrive, Walmart.com and our website! We would be thrilled to see you join us, as we continue to scale and grow, developing new sales channels and bringing KidsLuv to the children and families that will 'luv' and benefit from a better beverage like ours.

benefit from a better beverage like ours.





Launched Online	Secured distributor agreement	Launched in over 30+ Stores	Shark Tank Premiere	Launched New Flavor!
Officially Launched online on KidsLuv.com	Secured distributor agreement with UNFI & KEHE	Launched in over 30+ Brick & Mortar Retail Stores	Featured on Shark Tank	Launched New Flavor, Orange Peach

November 2018	April 2019	October 2019	March 2020	May 2020

March 2019	August 2019	February 2019	April 2020	September 2020

Expanded Online Sales Channels	Onboard Sales & Broker Network	Secured distribution with	Launched National distribution	Sales Expansion

Channels	Network	with supermarkets	distribution with Walmart & CVS	Onboarded National Sales & Broker to expand in Midwest & PNW Markets
Launched on Thrive Market & Amazon	Onboard Sales & Broker Network to help build instore retail distribution	Secured distribution with United Supermarkets in the Southwest Market	Launched National distribution with Walmart & CVS into over 1500+ stores	

In the Press

Forbes   Eonline.   FOOD navigator.com   FOOD&BEVERAGE   BEVNET   VoyageLA

RED TRICYCLE

SHOW MORE

Meet Our Team



Ashi Jelinek
Founder and CEO

*The Luving Company was formed in 2018
when Los Angeles-based mother of three,*

Ashi Jelinek, found the market lacked innovative, health conscious children's products. In launching The Luving Company, a female-founded and minority-owned business, Ashi brings her personal experiences as a mother along with her passion for health and wellness. Focusing on promoting a healthy lifestyle to her kids, Ashi set out to create products for both her own and other families alike. The first product of The Luving Company, KidsLuv is disrupting the stagnant kids' beverage market by creating the first ZERO sugar, vitamin hydration beverage of its kind. At The Luving Company, our global mission is to be an educational leader in child nutrition and create a brand that encourages good health, good living and celebrates family values with a positive environmental impact. We are an all women team, filled with entrepreneurial passion and excellence.



Jenn Goodrum
Director of Sales & Marketing

Jenn Goodrum is a Senior Brand Marketing Strategist who comes from a strong background in CPG. Jenn's long record working at leading global brands, Swisse Wellness, Popchips and Healthy Times brings with her extensive knowledge to her current Director of Sales & Marketing role at KidsLuv. With a genuine passion for launching brands, her areas of expertise include strategic go-to-market brand launches, sustainable product innovation and brand packaging. Jenn's creative story-telling and integrated marketing campaigns have been an integral part in building brand equity and global expansion.



Mary Allard
Operations Manager

Mary Allard is an operations and admin guru who has a background in holistic health and dietetics, her experiences as General Manager at The Tea Spot, COO of Upstart Kombucha, and COO of Sky & Wyatt have allowed her to live out her passion for designing and launching innovative products to positively impact health, wellness, and preventative nutrition across the globe.



Dharampal Singh Rawat
Board Member

Dharampal Singh Rawat is a serial business advisor and founder of Sharan Consultants. Prior to forming Sharan Consultants, he was involved and worked with nonprofits organizations most of his life. Dharampal currently serves on the board of The Luving Company, a Vitamin Beverage for kids. He has been involved in all levels of business development and private investment in the consumer RTD sector. In his spare time, he enjoys spending time with his grandkids.



Stephanie Phillips
Board Member

She has worked in the financial service industry for over 25 years as both an advisor and investment banker. Currently she is CEO of SP Global, LLC a consulting firm working with entrepreneurs, innovators, and creators around the world. Stephanie is Senior Vice President at Wilmington Capital Securities, where she is registered as a financial advisor and Investment Banker. Stephanie has worked with companies in both the public and private markets to access capital and forge strategic relationships.

Offering Summary

Company : The Luving Company

Corporate Address :	7456 Henefer Avenue , Los Angeles, CA 90045
Offering Minimum :	$9,999.48
Offering Maximum :	$249,999.88
Minimum Investment Amount (per investor) :	$249.32

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,869
Maximum Number of Shares Offered :	271,739
Price per Share :	$0.92
Pre-Money Valuation :	$4,976,093.24

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will

terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Perks

Tier 1 perk ($250 +) – free month supply of product (2x 16pks)

Tier 2 perk ($500+) - free month supply of product (2x 16pks) + 10% discount for first 3 months

Tier 3 perk ($1000+) - free month supply of product (2x 16pks) + 10% discount for first 6 months + early access to products

Tier 4 perk ($5,000+) - free month supply of product (2x 16pks) + 20% discount for a full year + early access to products

Tier 5 perk ($10,000+) - free 1 year monthly subscription + early access to products + Meet & Greet w/ the CEO + 5% bonus shares

Tier 6 perk ($25,000+) - free 1 year monthly subscription + early access to products + Meet & Greet w/ the CEO + Invitation to Innovation Webinar + 10% bonus shares

Tier 7 perk ($50,000+) - free 1 year monthly subscription + 20% lifetime discount + Meet & Greet w/ the CEO + Invitation to Innovation Webinar + Access to quarterly update webinar + 15% bonus shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Luving Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.92/ share, you will receive and own 110 shares for $92. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

RISKS

Updates

Moms know best!

3 days ago

More news to SHARE!! Red Tricycle, a leading online resource for parents, recently featured KidsLuv in

23 Mom-Invented Food Products We Love

Writer, Karina Wood notes, "Moms know how to get things done, and that's especially true for getting their kiddos to eat. When we can't get our own picky eaters to finish their plate, we can rely on fab mom inventors who have crafted sneaky smoothie blends, gourmet baby food and plant-based kid-friendly foods. Keep scrolling to see some of our fave mom inventors who are ruling the kitchen." See full article here!

Get to know our founder & mother of three , Ashi Jelinek

9 days ago

Our founder & creator of KidsLuv, Ashi Jelinek sat down with Thrive Global's contributing writer, Karina Feld to share her thoughts about navigating the business world and being grateful for what you have! Full article here



KidsLuv's new flavor Peach Me, I'm Orange receives AWARD!

KidsLuv's new flavor Peach Me, I'm Orange receives AWARD!

16 days ago

We are feeling just peachy over here! Our newest family member, Peach Me, I'm Orange was recently awarded 2020 Top 100 Best New Products by Progressive Grocer. On our way to disrupting the sugar-filled kids drink category and paving the road for more 'better for you' drinks for our kids!


Progressive GROCER
2020 EDITORS' PICKS
BEST NEW PRODUCT
K!DS LUV
VITAMIN ENHANCED BEVERAGE
PEACH ME, I'M ORANGE
BEST NEW PRODUCT

Notice of Material Change in Offering

21 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the The Luving Company offering. Here's an excerpt describing the specifics of the change:

The Luving Company has updated their campaign with financial statements.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

END OF UPDATES

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lynns_ac@comcast.net Harry Lynn Green SE OWNER 19 INVESTMENTS INVESTED 9 days ago
I saw you come out with no investors yet and was the 1 st I think to buy in on your start engine ,investment offer , keep me informed Harry Green

> **Ashi Jelinek** - The Luving Company 8 days ago
> Hi Harry! Thank you for becoming an early investor! We're excited to share news of how the company grows with our investor community... please stay tuned and check out updates as we will be making announcements often.

John Webster 1 INVESTMENT a month ago
i saw your episode on shark tank at least they gave you some good advice you can use. some companies on there i wonder how they got on there lol. would have loved to have my 4th shark tank investment. may invest will look at your financials etc. great job so far!

> **Ashi Jelinek** - The Luving Company a month ago
> Thank you John!! I appreciate you reaching out. I am always happy to answer any questions you may have. Feel free to reach out. Have a great day!

Ajith Kumar Potluri SE OWNER 32 INVESTMENTS 2 months ago
Hello, I just invested in your company, I like to know what your gross revenues in 2019.
what your expectations for 2020.
Appreciate your Response.

> **Ashi Jelinek** - The Luving Company 2 months ago
> Hi Ajith, I hope this finds you staying healthy and well! You can find our 2019 sales in the financial section under Terms. Our goals in 2020 are to reach $450K Gross sales. There is no guarantee we can meet it but we are working very hard and with your support hope to be able to do just that! Thank you again! :)

Dessie Brown SE OWNER 9 INVESTMENTS INVESTED 2 months ago
I just invested! Are there any promo assets for investors to post on Social Media? I'm a connector and a marketing expert and I have a pretty large following. Thanks!

> **Ashi Jelinek** - The Luving Company 2 months ago
> Hi Dessie! Thank you so much and would love to connect via Social Media. Please email marketing@kidsluv.com and we can share assets with you :)

David Katralis SE OWNER 2 INVESTMENTS 2 months ago
Glad you made it on Shark Tank!! Did any of them pick you up? Can we please have the details on how it went (either way) ? TY

> **Ashi Jelinek** - The Luving Company 2 months ago
> Hi David, I hope you are staying safe and well! Unfortunately, we did not make a deal but it

Hi David, I hope you are staying safe and well! Unfortunately, we did not make a deal but it was really a great experience. It was filmed over a year ago now. Our business strategy and growth has changed since then. We have several new retailers on board and experiencing exciting growth. If you have any further questions you can reach me at sales@kidsluv.com. Thank you:)

Laura Bullock `11 INVESTMENTS` 2 months ago
what are the ingredients?

> **Ashi Jelinek** - **The Luving Company** 2 months ago
> Hi Laura, I hope this finds you staying healthy and well! You can find our ingredients on our website. Let me know if you have any further questions. :)
> https://kidsluv.com/products/flying-fla-mango-16-pack

Brett Rimkus `SE OWNER` `12 INVESTMENTS` 2 months ago
The Offering Details appear to lack a balance sheet. Can that be updated?

> **Ashi Jelinek** - **The Luving Company** 2 months ago
> Hi Brett, I hope this finds you well! We plan to amend the offering with these financial statements at a later date! Thank you so much :)

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.